Filed by: CIM Real Estate Finance Trust, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies: CIM Income NAV, Inc. (Commission File No.: 000-55187)

From: CIM Income NAV, Inc. <CIMIncomeNAVInc@proxypush.com>
Sent: Monday, November 09, 2021, 2:23 PM
To: Michael Hugyo <mhugyo@mediantonline.com>
Subject: CIM INCOME NAV, Inc. 2021 Special Meeting of Stockholders (112293588861)

www.proxypush.com/INAV

Dear Stockholder,

CIM Income NAV, Inc. (“INAV”) has scheduled its 2021 Special Meeting of Stockholders to vote on important proposals related to your investment. The meeting will be held virtually on December 14, 2021, at 11:30 AM Pacific Time at www.proxydocs.com/INAV.

We strongly encourage you to cast your vote now. If you vote immediately, you will help minimize the cost of outreach and you will not receive any additional calls or emails regarding the proposals.

View the proposal information and vote online by clicking on the following link:

http://www.proxypush.com/INAV

Your Voting Control Number is: 112293588861

Thank you for your prompt attention to this matter. CIM Income NAV, Inc.
* Please do not reply to this e-mail. This e-mail is for informational purposes only.

Cautionary Statement Regarding Forward-Looking Information
This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for INAV and CMFT and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the merger or any of the other mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of INAV; the ability of CMFT to achieve the expected cost synergies or to engage in any liquidity event; the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of each of INAV and CMFT and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; legislative and regulatory changes; and other factors, including those set forth in the section entitled “Risk Factors” in INAV’s and CMFT’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and other reports filed by INAV and CMFT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither INAV nor CMFT undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.
Additional Information and Where to Find It
In connection with the proposed merger, CMFT has filed a registration statement on Form S-4 with the SEC that includes a proxy statement of INAV and also constitutes a prospectus of CMFT. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that have been made or will be made available to the stockholders of INAV. In connection with the proposed merger, INAV has filed and intends to continue to file other relevant materials with the SEC, including a proxy statement on Schedule 14A relating to the special meeting of its stockholders referred to above. STOCKHOLDERS OF INAV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders of INAV can obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM Group LLC’s website at https://www.cimgroup.com/announcements, as they become available.
Participants in Solicitation
INAV and its directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from INAV’s stockholders in respect of the proposed merger between INAV and CMFT. Information regarding the directors, executive officers and external advisors of INAV and CMFT is contained in the Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC by each entity on March 31, 2021, as amended by INAV on April 19, 2021 and as amended by CMFT on April 27, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement of INAV regarding its proposed merger with CMFT.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed merger.